Exhibit 99.3

Agenda for the extraordinary general meeting of shareholders (the General Meeting) of Lilium N.V. (Lilium or the Company) to be held on Thursday, May 30, 2024, at 2:00 p.m. CEST (8:00 a.m. EST) at the offices of Freshfields Bruckhaus Deringer LLP, Strawinskylaan 10, 1077 XZ Amsterdam, the Netherlands.

Upon registration in accordance with the procedure as set out in the convocation notice, the General Meeting can also be followed via an audio link, which will be available at https://www.cstproxy.com/lilium/sm2024.

The Board of Directors of Lilium (the Board) recommends that shareholders vote FOR the voting item.

Agenda

1.	Opening

Issuance of shares

2.	Designation of the Board as the competent body to issue and grant rights to subscribe for Shares A in the share capital of the Company up to a maximum of 15% of the issued capital at the date of the General Meeting for a period of 36 months from the General Meeting and to limit or exclude statutory pre-emptive rights related thereto (voting item)

Other

3.	Any other business (discussion item)

4.	Closing

Please note that this is an extraordinary general meeting. The Company will convene an annual general meeting for the approval of 2023 annual accounts following the completion of the audit.

Explanatory notes to the agenda

Item 2: Designation of the Board as the competent body to issue and grant rights to subscribe for Shares A in the share capital of the Company up to a maximum of 15% of the issued capital at the date of the General Meeting for a period of 36 months from the General Meeting and to limit or exclude statutory pre-emptive rights related thereto (voting item)

This agenda item proposes to designate the Board as the corporate body competent (i) to issue shares A in the share capital of the Company and grant rights to subscribe for Shares A in the share capital of the Company at any time during a period of 36 months from the date of the General Meeting up to a maximum of 15% of the issued share capital of the Company, to be calculated against the amount of issued share capital as it will be at the date of the General Meeting and (ii) to limit or exclude the statutory pre-emptive rights with regard to such (rights to subscribe for) shares.

For the avoidance of doubt, this designation is in addition to the existing designations of the Board to issue shares (to the extent still available) as resolved by the Company’s general meetings of shareholders held on July 7, 2023 and September 11, 2023.

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